 EXHIBIT 2.1

Plan of Dissolution and Liquidation

This Plan of Dissolution and Liquidation (this “Plan”), is entered into as of September 29, 2006, by and among Professional Lease Management Income Fund I, L.L.C., a Delaware limited liability company (the “Company”), and PLM Financial Services, Inc., a Delaware corporation (the “Manager”).

R E C I T A L S

WHEREAS, the Company and the Manager among others, are parties to that certain Fifth Amended and Restated Operating Agreement, dated as of January 24, 1995 (the “Operating Agreement”); and

WHEREAS, the Operating Agreement provides that the Company be dissolved upon the determination by the Manager that it is necessary to commence the liquidation of the assets of the Company in order for the liquidation of all of the assets to be completed in an orderly and businesslike fashion prior to January 1, 2006, provided that the Manager may extend the liquidation process in its discretion so long as the liquidation and dissolution of the Company is completed by December 31, 2010; and

WHEREAS, the Manager has made the determination that it is in the best interest of the Company to complete the dissolution and liquidation of the Company pursuant to the adoption of this Plan; and

WHEREAS, in furtherance hereof, the Manager shall (i) set aside for an allocation of reasonable estimates of cash amounts to be used for contingent or existing liabilities (the “Cash Reserve”), (ii) place all undistributed cash (including the Cash Reserve) and any assets that could not be sold prior to dissolution in a liquidating trust (the “Liquidating Trust”) for the benefit of the holders of the Class A and Class B membership interests in the Company (the “Interest Holders”) with the Manager as its trustee (the “Trustee”); and (iii) cause the Liquidating Trust, pursuant to the terms of a Liquidating Trust Agreement by and between the Company and the Manager, as Trustee, of even date herewith substantially in the form attached as Exhibit A hereto (the “Liquidating Trust Agreement”), to distribute all of the net cash proceeds from the sale of assets of the Liquidating Trust and cash, less reserves for any contingent liabilities, to the beneficiaries of the Liquidating Trust when the Trustee deems it to be in the best interest of the Interest Holders to do so, in each case in accordance with and in the same manner as provided in Section 10.03 of the Operating Agreement; and

WHEREAS, pursuant to the terms of the Liquidating Trust Agreement the Interest Holders in the Company shall be deemed to be holders of the beneficial interests in the Liquidating Trust in the same proportion as such holders were the holders of membership interests in the Company; and

WHEREAS, in furtherance of the dissolution and liquidation of the Company as described herein, the Manager has adopted and approved this Plan;

NOW THEREFORE, the Manager authorizes the following on behalf of the Company:

1.	The Company shall enter into, execute and deliver the Liquidating Trust Agreement with the Trustee.

2.
The Company shall enter into, execute and deliver to the Trustee a Bill of Sale, Assignment, Acceptance and Assumption Agreement, a form of which is attached hereto as Exhibit B (the “Bill of Sale”), which, together with related transfer instruments, shall transfer and assign to the Trustee, on behalf of the Liquidating Trust, all right, title, interest in and to, and obligations related to, all assets, including, but not limited to the Cash Reserves, any remaining unsold assets of the Company, and any other assets held by the Company that have not been, as of the date of such Bill of Sale, distributed. Such assets shall be reserved, liquidated or distributed by the Trustee in accordance with the terms of the Liquidating Trust Agreement.

3.
After dissolution and liquidation, in accordance with the Operating Agreement and pursuant to the Delaware Limited Liability Company Act as adopted by and in effect in the State of Delaware, the Manager shall cause the Company to file with the Secretary of State of the State of Delaware, a Certificate of Cancellation, which dissolves the Company and cancels the Company’s Certificate of Formation.

4.	The Company shall execute and file with the Securities and Exchange Commission a Form 15 reflecting the termination of registration of its Class A Membership Interests.

5.
The Manager shall take any and all other actions deemed required, necessary or desirable to complete the liquidation and dissolution of the Company, including but not limited to, the execution and delivery of any and all agreements, certificates, instruments of transfer or other instruments or other documents.

[The remainder of this page is left intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Plan as of the date first set forth above.

PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C. By: PLM Financial Services, Inc., as its Manager By: s/s Richard K Brock Name: Richard Brock Title: Chief Financial Officer
PLM FINANCIAL SERVICES, INC. for itself as Manager By: s/s Richard K Brock Name: Richard K Brock Title: Chief Financial Officer